UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*

Restoration Hardware, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

760981100
(CUSIP Number)

Glenn J. Krevlin
Glenhill Advisors, LLC
598 Madison Avenue, 12th Floor
New York, New York 10022
(646) 432-0600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200

January 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 760981100

1
NAME OF REPORTING PERSONS

Glenn J. Krevlin

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)

WC
5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

4,991,471
		8	SHARED VOTING POWER

-0-
		9	SOLE DISPOSITIVE POWER

4,991,471
		10	SHARED DISPOSITIVE POWER

-0-
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,991,471
12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14
TYPE OF REPORTING PERSON (See Instructions)

IN, HC

SCHEDULE 13D

CUSIP No. 760981100

1
NAME OF REPORTING PERSONS

Glenhill Advisors, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)

WC
5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

4,991,471
		8	SHARED VOTING POWER

-0-
		9	SOLE DISPOSITIVE POWER

4,991,471
		10	SHARED DISPOSITIVE POWER

-0-
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,991,471
12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14
TYPE OF REPORTING PERSON (See Instructions)

HC

SCHEDULE 13D

CUSIP No. 760981100

1
NAME OF REPORTING PERSONS

Glenhill Capital LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)

WC
5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

2,244,179
		8	SHARED VOTING POWER

-0-
		9	SOLE DISPOSITIVE POWER

2,244,179
		10	SHARED DISPOSITIVE POWER

-0-
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,244,179
12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14
TYPE OF REPORTING PERSON (See Instructions)

PN

SCHEDULE 13D

CUSIP No. 760981100

1
NAME OF REPORTING PERSONS

Glenhill Capital Overseas Master Fund, LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)

WC
5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

1,388,354
		8	SHARED VOTING POWER

-0-
		9	SOLE DISPOSITIVE POWER

1,388,354
		10	SHARED DISPOSITIVE POWER

-0-
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,388,354
12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14
TYPE OF REPORTING PERSON (See Instructions)

PN

SCHEDULE 13D

CUSIP No. 760981100

1
NAME OF REPORTING PERSONS

Glenhill Concentrated Long Master Fund, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)

WC
5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

1,298,100
		8	SHARED VOTING POWER

-0-
		9	SOLE DISPOSITIVE POWER

1,298,100
		10	SHARED DISPOSITIVE POWER

-0-
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,298,100
12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14
TYPE OF REPORTING PERSON (See Instructions)

OO

          This Amendment No. 6 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Glenn J. Krevlin, a citizen of the United States (“Krevlin”), Glenhill Advisors, LLC, a Delaware limited liability company (“Glenhill Advisors”), Glenhill Capital LP, a Delaware limited partnership (“Glenhill Capital”), Glenhill Capital Overseas Master Fund, LP, a Cayman Islands limited partnership (“Glenhill Overseas”), and Glenhill Concentrated Long Master Fund, LLC, a Delaware limited liability company (“Glenhill Concentrated” and, collectively with Krevlin, Glenhill Advisors, Glenhill Capital and Glenhill Overseas, the “Reporting Persons”), initially filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2001 (as amended by Amendments No. 1, 2, 3, 4 and 5 heretofore filed with the SEC, the “Schedule 13D”), with respect to the Common Stock, par value $0.0001 (the “Common Stock”), of Restoration Hardware, Inc., a Delaware corporation (the “Issuer”).

          Items 4, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended to add the following:

          On January 24, 2008, the Issuer announced that it entered into an amendment to the Merger Agreement dated as of November 8, 2007, among the Issuer, Parent and Merger Sub. Under the terms of the First Amendment, dated as of January 24, 2008, to the Merger Agreement, by and among the Issuer, Parent and Merger Sub (the “Amended Merger Agreement”), all outstanding shares of Common Stock of the Issuer, other than those exchanged by certain stockholders participating with Catterton Partners, an affiliate of Parent and Merger Sub, in the transaction, will be acquired for a price per share equal to $4.50 in cash. The Amended Merger Agreement also amends certain other provisions of the Merger Agreement, including extending the outside termination date therefor from April 30, 2008 to June 30, 2008.

          On January 24, 2008, in connection with the transactions contemplated by the Amended Merger Agreement, each of Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated executed an Amendment, dated as of January 24, 2008, to the Stockholder Voting Agreement with the Issuer (each, an “Amended Stockholder Voting Agreement”), and each of Glenhill Capital and Glenhill Overseas executed an Equity Rollover Consent dated January 24, 2008, with Parent (each, an “Equity Rollover Consent”).

          A copy of each of the Amended Stockholder Voting Agreements between the Issuer and each of Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated, and a copy of each of the Equity Rollover Consents between Parent and each of Glenhill Capital and Glenhill Overseas is filed herewith as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and is incorporated in this Item 4 in its entirety.

          Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended to add the following:

          On January 24, 2008, in connection with the transactions contemplated by the Amended Merger Agreement, each of Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated executed an Amended Stockholder Voting Agreement with the Issuer, and each of Glenhill Capital and Glenhill Overseas executed an Equity Rollover Consent with Parent.

          A copy of each of the Amended Stockholder Voting Agreements between the Issuer and each of Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated, and a copy of each of the Equity Rollover Consents between Parent and each of Glenhill Capital and Glenhill Overseas is filed herewith as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and is incorporated in this Item 6 in its entirety.

Item 7.           Materials to be Filed as Exhibits.

Exhibit 1	Amended Stockholder Voting Agreement dated as of January
24, 2008, by and between the Issuer and Krevlin.

Exhibit 2	Amended Stockholder Voting Agreement dated as of January
24, 2008, by and between the Issuer and Glenhill Capital.

Exhibit 3	Amended Stockholder Voting Agreement dated as of January
24, 2008, by and between the Issuer and Glenhill Overseas.

Exhibit 4	Amended Stockholder Voting Agreement dated as of January
24, 2008, by and between the Issuer and Glenhill
Concentrated.

Exhibit 5	Equity Rollover Consent dated January 24, 2008, by and
between Parent and Glenhill Capital.

Exhibit 6	Equity Rollover Consent dated January 24, 2008, by and
between Parent and Glenhill Overseas.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 25, 2008

/s/ Glenn J. Krevlin
GLENN J. KREVLIN

GLENHILL ADVISORS, LLC

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: Glenhill Capital Management, LLC, its General Partner

      By: Glenhill Advisors, LLC, its Managing Member

By:	/s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By: Glenhill Capital Overseas GP, Ltd., its General Partner

       By: Glenhill Capital Management, LLC, its Sole Shareholder

             By: Glenhill Advisors, LLC, its Managing Member

By:	/s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CONCENTRATED LONG MASTER FUND, LLC

By: Glenhill Capital Management, LLC, its Managing Member

      By: Glenhill Advisors, LLC, its Managing Member

By:	/s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member